ITEM 77D:

For RiverSource Balanced Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; and investing in a company to control or manage it. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.

For RiverSource Disciplined Large Cap Growth Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; investing in a company to control or manage it; investments in debt securities; and investing while borrowing. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid; and the existing nonfundamental policy on foreign securities was revised to state, up to 25% of the fund's net assets may be invested in foreign investments.

For RiverSource Diversified Equity Income Fund and RiverSource Mid Cap Value
Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; investments in debt securities; and investing in a company to control or manage it. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.